Exhibit 99.2

News release

TSX, NYSE – HBM

2011 No. 18

HudBay Minerals Makes Investment in CuOro Resources

Toronto, Ontario – April 20, 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX: HBM) (NYSE: HBM) today announced that it has entered into a subscription agreement with CuOro Resources Corp. (“CuOro”) (TSX-V: CUA.H) providing for the sale to HudBay on a private placement basis of 2,450,000 units (“Units”) of CuOro at a purchase price of C$1.00 per Unit for total consideration of C$2,450,000. Each Unit consists of one common share of CuOro (a “Share”) and one-half of one Share purchase warrant (a “Warrant”). Each whole Warrant will entitle HudBay to acquire one Share at an exercise price of C$1.30 per Share for a period of two years.

As a result of the investment, HudBay currently owns and has control over 2,450,000 Shares (approximately 10.8% of the issued and outstanding Shares) and 1,225,000 Warrants which, together with the Shares, represents approximately 15.4% of the issued and outstanding Shares on a partially-diluted basis. Pursuant to the subscription agreement, CuOro has granted to HudBay the right to participate in future equity financings that might be undertaken by CuOro (for so long as HudBay holds at least five percent of the issued and outstanding Shares) on a basis that would permit HudBay to maintain its then current percentage equity ownership of CuOro.

The acquisition of the Units is being made to assist with the exploration of CuOro’s Santa Elena property in the Antioquia district, Colombia.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX: HBM) (NYSE: HBM) is a Canadian integrated mining company with assets in North, Central and South America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

Certain of the statements made and information contained herein may contain forward-

looking information within the meaning of applicable Canadian securities laws. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

(HBM-G)

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

HudBay Minerals Inc.

Dundee Place, 1 Adelaide Street East, Suite 2501

Toronto, ON, M5C 2V9